Exhibit (a)(1)(M)
Boston Scientific Corporation
2003 Long-Term Incentive Plan
Deferred Stock Unit Award
June 19, 2007
Employee’s Name
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BOSTON SCIENTIFIC CORPORATION
DEFERRED STOCK UNIT AWARD
     Boston Scientific Corporation, a Delaware corporation (the “Company”) hereby grants the “Participant”, an employee of the Company or any of its affiliates or subsidiaries, the award set forth in this award certificate (the “Award”) as of the 19th day of June, 2007 (the “Grant Date”). All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Company’s Long-Term Incentive Plan set forth on the Signature Page of this Award (the “Plan”).
     1. Grant of Award. The Company hereby awards to the Participant that number of Deferred Stock Units set forth on the Signature Page of this Award (the “Unit”), each Unit representing the Company’s commitment to issue to Participant one share of the Company’s common stock, par value $.01 per share (the “Stock”), subject to certain eligibility and other conditions set forth herein. The award is granted pursuant to and is subject to the terms and conditions of this Award and the provisions of the Plan, and pursuant to the terms and conditions of the Offer to Exchange filed by the Company with the U.S. Securities and Exchange Commission under Schedule TO on May 22, 2007, each as amended through the date hereof.
     2. Eligibility Conditions upon Award of Units. The Participant hereby acknowledges and agrees that the Units awarded hereunder are subject to certain eligibility and other conditions set forth herein and in the Plan.
     3. Satisfaction of Conditions.1
ALTERNATIVE A: Except as otherwise provided in Section 5 hereof (relating to death of the Participant), Section 6 hereof (relating to Retirement or Disability of the Participant) and Section 8 hereof (relating to Change in Control of the Company), the Company shall deliver shares of Stock in the amounts set forth on the signature page hereof subject to the eligibility conditions described in Section 7 hereof in approximately equal annual installments on each of the four anniversaries of the date first set forth

[1]	Drafter’s Note: Alternative A would apply with respect to DSUs granted in respect of options vested as to 33% or less of the underlying shares (vesting 25% per year on each of the first four anniversaries of the date of grant of the new DSU). Alternative B would apply with respect to DSUs granted in respect of options vested as to more than 33% and less than or equal to 66% of the underlying shares (vesting 33% per year on each of the first three anniversaries of the date of grant of the new DSU). Alternative C would apply with respect to DSUs granted in respect of options vested as to more than 66% and less than 100% of the underlying shares (vesting 50% per year on each of the first two anniversaries of the date of grant of the new DSU). Alternative D would apply with respect to DSUs granted in respect of options vested as to 100% of the underlying shares (vesting 100% on the first anniversary of the date of grant of the new DSU).

above, beginning on the first anniversary of the date of grant. No shares of Stock shall otherwise be issued to Participant prior to the date on which the Units vest.
ALTERNATIVE B: Except as otherwise provided in Section 5 hereof (relating to death of the Participant), Section 6 hereof (relating to Retirement or Disability of the Participant) and Section 8 hereof (relating to Change in Control of the Company), the Company shall deliver shares of Stock in the amounts set forth on the signature page hereof subject to the eligibility conditions described in Section 7 hereof in approximately equal annual installments on each of the three anniversaries of the date first set forth above, beginning on the first anniversary of the date of grant. No shares of Stock shall otherwise be issued to Participant prior to the date on which the Units vest.
ALTERNATIVE C: Except as otherwise provided in Section 5 hereof (relating to death of the Participant), Section 6 hereof (relating to Retirement or Disability of the Participant) and Section 8 hereof (relating to Change in Control of the Company), the Company shall deliver shares of Stock in the amounts set forth on the signature page hereof subject to the eligibility conditions described in Section 7 hereof in approximately equal annual installments on each of the two anniversaries of the date first set forth above, beginning on the first anniversary of the date of grant. No shares of Stock shall otherwise be issued to Participant prior to the date on which the Units vest.
ALTERNATIVE D: Except as otherwise provided in Section 5 hereof (relating to death of the Participant), Section 6 hereof (relating to Retirement or Disability of the Participant) and Section 8 hereof (relating to Change in Control of the Company), the Company shall deliver shares of Stock in the amounts set forth on the signature page hereof subject to the eligibility conditions described in Section 7 hereof in one installment on the first anniversary of the date of grant. No shares of Stock shall otherwise be issued to Participant prior to the date on which the Units vest.
     4. Participant’s Rights in Stock. The shares of Stock if and when issued hereunder shall be registered in the name of the Participant and evidenced in the manner as the Company may determine. During the period prior to the issuance of Stock, the Participant will have no rights of a stockholder of the Company with respect to the Stock, including no right to receive dividends or vote the shares of Stock.
     5. Death. Upon the death of the Participant while employed by the Company and its affiliates or subsidiaries, the Company will issue to the Participant or beneficiary of the Participant as set forth under the provisions of the Company’s program of life insurance for employees, any shares of Stock to be awarded to Participant hereunder that remain subject to eligibility conditions.
     6. Retirement or Disability. In the event of the Participant’s Retirement or Disability, the Company will issue to Participant any shares of Stock to be awarded hereunder that remain subject to eligibility conditions. For the purposes of this Award, the term “Disability” shall mean permanent and total disability as determined under the Company’s long-term disability program for employees then in effect, provided that such disability also meets the requirements of Section 409(a)(2)(C) of the Code.

     7. Other Termination of Employment — Eligibility Conditions. If the employment of the Participant with the Company and its affiliates or subsidiaries is terminated or Participant separates from the Company and its affiliates or subsidiaries for any reason other than death, Retirement or Disability, any Units that remain subject to eligibility conditions shall be void and no Stock shall be issued with respect thereto. Except as otherwise set forth herein, eligibility to be issued shares of Stock is conditioned on Participant’s continuous employment with the Company through and on the applicable anniversary of the date as set forth in Section 3 above.
     8. Change in Control of the Company. In the event of a Change in Control of the Company, the Company will issue to Participant any shares of Stock to be awarded hereunder that remain subject to eligibility conditions.
     9. Consideration for Stock. The shares of Stock are intended to be issued for no cash consideration.
     10. Delivery of Stock. The Company shall not be obligated to deliver any shares of Stock to be awarded hereunder until (i) all federal and state laws and regulations as the Company may deem applicable have been complied with; (ii) the shares have been listed or authorized for listing upon official notice to the New York Stock Exchange, Inc. or have otherwise been accorded trading privileges; and (iii) all other legal matters in connection with the issuance and delivery of the shares have been approved by the Company’s legal department.
     11. Tax Withholding. The Participant shall be responsible for the payment of any taxes of any kind required by any national or local law to be paid with respect to the Units or the shares of Stock to be awarded hereunder, including, without limitation, the payment of any applicable withholding, income, social and similar taxes or obligations. Except as otherwise provided in this Section, upon the issuance of Stock or the satisfaction of any eligibility condition with respect to the Stock to be issued hereunder, the Company shall hold back from the total number of shares of Stock to be delivered to the Participant, and shall cause to be transferred to the Company, whole shares of Stock having a Fair Market Value on the date the shares are subject to issuance an amount as nearly as possible equal to (rounded to the next whole share) the Company’s withholding, income, social and similar tax obligations with respect to the Stock. To the extent of the Fair Market Value of the withheld shares, Participant shall be deemed to have satisfied Participant’s responsibility under this Section 11 to pay these obligations. The Participant shall satisfy Participant’s responsibility to pay any other withholding, income, social or similar tax obligations with respect to the Stock, and (subject to such rules as the Committee may prescribe) may satisfy Participant’s responsibility to pay the tax obligations described in the immediately preceding sentence, by so indicating to the Company in writing at least thirty (30) days prior to the date the shares of Stock are subject to issuance and paying the amount of these tax obligations in cash to the Company within ten (10) business days following the date the Units vest or by making other arrangements satisfactory to the Committee for payment of these obligations. In no event shall whole shares be withheld by or delivered to the Company in satisfaction of tax withholding requirements in excess of the maximum statutory tax withholding required by law. The Participant agrees to indemnify the Company against any and all liabilities, damages, costs and expenses that the Company may hereafter incur, suffer or be required to pay with respect to the payment or withholding of any taxes. The obligations of the Company under this Award and the Plan shall be conditional upon such payment or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.
     12. Investment Intent. The Participant acknowledges that the acquisition of the Stock to be issued hereunder is for investment purposes without a view to distribution thereof.
     13. Limits on Transferability. Until the eligibility conditions of this Award have been satisfied and shares of Stock have been issued in accordance with the terms of this Award or by action of the Committee, the Units awarded hereunder are not transferable and shall not be sold, transferred, assigned, pledged, gifted, hypothecated or otherwise disposed of or encumbered by the Participant. Transfers of shares of Stock by the Participant are subject to the Company’s Stock Trading Policy.
     14. Award Subject to the Plan. The Award made hereunder is subject to the terms and conditions of the Plan and the Participant agrees to be bound by the terms and conditions of the Award and the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained in this Award and a term or provision of the Plan, the applicable terms and conditions of the Plan will govern and prevail. However, no amendment of the Plan after the date hereof may adversely alter the rights of the Participant under this Award without the consent of the Participant.
     15. No Rights to Continued Employment. The Company’s intent to grant the shares of Stock hereunder shall not confer upon the Participant any right to continued employment or other association with the Company or any of its affiliates or subsidiaries; and this Award shall not be construed in any way to limit the right of the Company or any of its subsidiaries or affiliates to terminate the employment or other association of the Participant with the Company or to change the terms of such employment or association at any time.
     16. Legal Notices. Any legal notice necessary under this Award shall be addressed to the Company in care of its General Counsel at the principal executive offices of the Company and to the Participant at the address appearing in the personnel records of the Company for such Participant or to either party at such other address as either party may designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.

     17. Governing Law. The interpretation, performance and enforcement of this Award shall be governed by the laws of The Commonwealth of Massachusetts (without regard to the conflict of laws principles thereof) and applicable federal laws.
     18. Headings. The headings contained in this Award are for convenience only and shall not affect the meaning or interpretation of this Award.
     19. Counterparts. This Award may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to the one and the same instrument.
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SIGNATURE PAGE
     IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed and delivered this Award as a sealed instrument as of the date and year first above written.
PLAN: 2003 LONG-TERM INCENTIVE PLAN
Number of Deferred Stock Units:
Issuance Schedule:2
ALTERNATIVE A:

25%	June 19, 2008
25%	June 19, 2009
25%	June 19, 2010
25%	June 19, 2011
ALTERNATIVE B:

33 1/3%	June 19, 2008
33 1/3%	June 19, 2009
33 1/3%	June 19, 2010
ALTERNATIVE C:

50%	June 19, 2008
50%	June 19, 2009
ALTERNATIVE D:

100%	June 19, 2008

[2]	Drafter’s Note: See Note 1 above.

BOSTON SCIENTIFIC CORPORATION

APPENDIX A
Nature of Grant. The Participant acknowledges that:
(1) the Plan is established voluntarily by the Company (including, for purposes of this Appendix A, any subsidiary or affiliate which employs the Participant), is discretionary in nature and limited in duration, and may be modified, amended, suspended or terminated by the Company, in its sole discretion, at any time;
(2) this Award is a one-time benefit and does not create any contractual or other right to receive future awards, or other benefits in lieu of an award, even if awards have been given repeatedly in the past, and all decisions with respect to future awards, if any, will be at the sole discretion of the Company, including, but not limited to, the form and timing of an award, the number of shares subject to an award and the vesting provisions applicable to an award;
(3) participation in the Plan is voluntary. The value of the Award under the Plan is an extraordinary item of compensation outside the scope of the Participant’s employment contract, if any. As such, this Award is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, termination, bonuses, long-service awards, pension, retirement benefits or similar payments. Rather, the Award under the Plan represents a mere investment opportunity to acquire shares of the Company’s Common Stock;
(4) the future value of the Stock is unknown and cannot be predicted with certainty; and
(5) in consideration of the Award, no claim or entitlement to compensation or damages shall arise from termination of the Award resulting from termination of my employment by the Company (for any reason whatsoever and whether or not in breach of local labor laws) and the Participant irrevocably releases the Company from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, the Participant shall be deemed irrevocably to have waived any entitlement to pursue such claim.
Private Placement. The grant of this Award is not intended to be a public offering of securities in the Participant’s country but instead is intended to be a private placement. As a private placement, the Company has not submitted any registration statement, prospectus or other filings with the local securities authorities (unless otherwise required under the local law), and the grant of this Award is not subject to the supervision of the local securities authorities. No employee of the Company or any of the Company’s affiliates is permitted to advise the Participant on whether to acquire shares of the Company’s common stock under the Plan. Investment in the shares of the Company involves a degree of risk. Before deciding to acquire shares pursuant to this Award, the Participant should carefully consider all risk factors relevant to the acquisition of the Company’s common stock under the Plan and should carefully review all of the materials related to this Award and the Plan. In addition, the Participant should consult with his or her personal advisor for professional tax and investment advice.
[FOR USE IN EU ONLY] Compliance with Age Discrimination Rules: The grant of Units and the terms and conditions governing this Award are intended to comply with the age discrimination provisions of the EU Equal Treatment Framework Directive, as implemented into local law (the “Age Discrimination Rules”). To the extent a court or tribunal of competent jurisdiction determines that any provision of this Award is invalid or unenforceable, in whole or in part, under the Age Discrimination Rules, the Company shall have the discretionary power and authority to revise or strike such provision to the minimum extent necessary to make it valid and enforceable to the full extent permitted under local law.
Consent to Collection/Processing/Transfer of Personal Data: Pursuant to applicable personal data protection laws, the Company hereby notifies the Participant of the following in relation to his or her personal data and the collection, processing and transfer of such data in relation to the Company’s grant of this Award and his or her participation in the Plan. The collection, processing and transfer of personal data is necessary for the Company’s administration of the Plan and the Participant’s participation in the Plan, and the Participant’s denial and/or objection to the collection, processing and transfer of personal data may affect his or her participation in the

Plan. As such, the Participant voluntarily acknowledges and consents (where required under applicable law) to the collection, use, processing and transfer of personal data as described in this paragraph.
The Company holds certain personal information of each Participant, including his or her name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, job title, any shares of Stock, details of all options or any other entitlement to shares of Stock awarded, canceled, purchased, vested, unvested or outstanding, for the purpose of managing and administering the Plan (“Data”). The Data may be provided by the Participant or collected, where lawful, from third parties, and the Company will process the Data for the exclusive purpose of implementing, administering and managing participation in the Plan. The Data processing will take place through electronic and non-electronic means according to logics and procedures strictly correlated to the purposes for which Data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations in the Participant’s country of residence. Data processing operations will be performed minimizing the use of personal and identification data when such operations are unnecessary for the processing purposes sought. Data will be accessible within the Company’s organization only by those persons requiring access for purposes of the implementation, administration and operation of the Plan and for participation in the Plan.
The Company will transfer Data as necessary for the purpose of implementation, administration and management of participation in the Plan, and the Company may further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located in the European Economic Area, or elsewhere throughout the world, such as the United States. The Participant authorizes (where required under applicable law) them to receive, possess, use, retain and transfer the Data, in electronic or other form, for purposes of implementing, administering and managing participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares of Stock on the Participant’s behalf to a broker or other third party with whom the Participant may elect to deposit any shares of Stock acquired pursuant to the Plan.
The Participant may, at any time, exercise his or her rights provided under applicable personal data protection laws, which may include the right to: (a) obtain confirmation as to the existence of the Data, (b) verify the content, origin and accuracy of the Data, (c) request the integration, update, amendment, deletion, or blockage (for breach of applicable laws) of the Data, and (d) to oppose, for legal reasons, the collection, processing or transfer of the Data which is not necessary or required for the implementation, administration and/or operation of the Plan and participation in the Plan. The Participant may seek to exercise these rights by contacting his or her local HR manager or the Company’s Human Resources Department.
Electronic Delivery of Documents. The Company may, in its sole discretion, decide to deliver any documents related to the Units granted under and participation in the Plan or future Units that may be granted under the Plan by electronic means or to request my consent to participate in the Plan by electronic means. The Participant consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.